NILCHII, INC.

ARTICLES OF INCORPORATION

1.   **Name of the Corporation**: Nilchii, Inc.

2.   **Resident Agent Name and Address:** The Corporation Trust Company of Nevada

6100 Neil Road, Suite 500, Reno, Nevada 89511.

3.   **Shares:**   Number of shares without par value: 1,000

4.   **Name and Address of Board of Director / Trustee:**

    1.   Michael Lotz
            410 N. 44th Street, Suite 700
            Phoenix, AZ 85008

    2.   Jonathan Ornstein
            410 N. 44th Street, Suite 700
            Phoenix, AZ 85008

    3.   George Murnane III
            410 N. 44th Street, Suite 700
            Phoenix, AZ 85008

5.   **Purpose**: The purpose of this Corporation shall be: Any lawful act or activity for which a corporation may be formed in the state of Nevada.

6.   **Name, Address and Signature of Incorporator:**

Brian S. Gillman

410 N. 44th Street, Suite 700, Phoenix, AZ 85008

7.   **Certificate of Acceptance of Appointment of Resident Agent:**

I hereby accept appointment as Resident Agent for the above _____ corporation.

Date:

Authorized Signature of R.A. or On Behalf of R.A. Company